Exhibit 4.12

EMPLOYMENT AGREEMENT

This employment agreement (the “Agreement”) has been made on this 10 January, 2011, by and between:

1.	DHT Management AS, a company incorporated under the laws of Norway having its registered office at Haakon VII’s gt 1, Oslo, Norway (“Employer”), and

Trygve P. Munthe, an individual having his address in Lille Borgen vei 11, 0370 Oslo, Norway (“Executive”).

WHEREAS

A.
The Employer is party to a service agreement dated 31st January 2006 as subsequently amended (the “Service Agreement”) with its parent company DHT Holdings Inc. (the “Parent Company”) whereby the Employer has agreed to provide services to the Parent Company within the areas of financial reporting, management and control as well as certain other management and administrative services;

B.	Employer desires to employ Executive as its Managing Director;

C.	Executive is willing to serve in the employ of Employer upon the other terms and conditions of this Agreement.

Now, therefore, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

1.	EMPLOYMENT

1.1	Effectiveness

This Agreement shall become effective when executed.

1.2	Commencement

The Executive’s employment under this Agreement shall commence on 1 September 2010, or such date as the parties shall agree (the “Commencement Date”), and shall remain until terminated by one of the parties.

1.3	Position

The Executive shall serve as Managing Director of the Employer and shall together with Svein Moxnes Harfjeld oversee the daily administration and management of the Employer. He is obliged to comply with all applicable laws and regulations pertaining to the position as Managing Director.

The Executive shall together with Svein Moxnes Harfjeld be responsible for leading and overseeing the provision of services by the Employer to the Parent Company pursuant to the Service Agreement.

The Employer may instruct Executive to accept appointments to the Boards of the Employer’s affiliated companies. Upon termination of employment, Executive shall simultaneously withdraw from such appointments.

1.4	Time and Effort

Executive shall serve Employer faithfully, loyally, honestly and to the best of Executive’s ability. Executive shall devote substantially all of Executive’s business time to the performance of Executive’s duties on behalf of Employer.

Executive shall be employed full time with working hours as determined by Employer at any time. Executive is exempt from the ordinary rules concerning working hours in the Employment Act of 17 June 2005 No. 62, cf. the Employment Act section 10-12, and shall work the amount of time necessary to fulfil the position satisfactory.

Executive shall not, directly or indirectly, engage in any employment, board positions or other activity that, in the sole discretion of the Board, is competitive with or adverse to the business, practice or affairs of Employer or any of its affiliates, provided that Executive may serve on civic or charitable boards or committees and serve as a non-employee member of a board of directors of a corporation as to which the Board has given its consent. New Directorships shall be approved by the Chairman of the Board of the Parent Company, such approval not to be unreasonably withheld. A complete list of directorships currently held by the Executive is attached to this Agreement as Attachment 1.

1.5	Location and Travel

Executive’s place of work shall be Employer’s offices in Oslo, Norway.

Executive acknowledges and agrees that his duties and responsibilities to Employer will require him to travel extensively and worldwide from time to time, including to the offices of the Parent Company in the Channel Islands.

2.	COMPENSATION

2.1	Salary

As compensation for all services rendered by Executive to Employer and all its affiliates in any capacity and for all other obligations of Executive hereunder, Employer shall as from the Commencement Date pay Executive a salary (“Salary”) at the annual rate of NOK 3,150,000, i.e. NOK 262,500 per month. The salary includes compensation for work exceeding ordinary working hours.

Holiday allowance is, in accordance with Employer’s practice, paid in lieu of salary in June each year. The Salary is payable monthly net of statutory tax deductions, currently on the 20th of each calendar month, to a bank account specified by Executive.

On an individual basis, the Executive will in case of sickness receive base Salary as set out above for a period of up to 12 months, provided that the Executive is entitled to sick pay according to the National Insurance Act for the same period. When effecting payment, deduction shall be made for benefits recoverable from the National Insurance and / or insurance payment, if any. Compensation according to this paragraph shall not be included in the calculation of holiday allowance.

Executive is not entitled to separate compensation for the board positions performed in accordance with Clause 1.3 above unless agreed with the Board.

Executive is entitled to have his salary reviewed, and where appropriate, adjusted annually with the first such review to take place in January 2012.

2.2	Insurance and pension

The Employer will, and subject to the Executive qualifying for a regular insurance policy, arrange for an individual life insurance scheme according to which the insurance sum for the beneficiaries (spouse or heir) will be up to a maximum of NOK 5,000,000, subject to the at any time applicable terms.

The Employer shall also, to the extent that this is possible and subject to the terms applicable, include the Executive in the Employer’s current insurance for the board of directors.

The Employer will establish a collective occupational pension scheme (“tjenestepensjonsordning”) that will provide pension on salaries up to 12 times the Norwegian Insurance Scheme’s base amount (“Grunnbeløpet”). The pension scheme will include all employees employed by the Employer.

In addition, the Employer shall enter into a savings insurance agreement (“top hat insurance”) with a Norwegian life insurance company. The premium shall be fixed at NOK 25,000 per month and shall be paid until the Executive reaches 67 years, provided that he is employed by the Employer. The premium payments shall be taken into consideration when considering the cash (bonus) award under clause 2.4.

If the Executive has committed serious breach of his obligations under the employment relation in a way that would give the Employer a right to dismiss him with immediate effect, cf. the Working Environment Act, section 14-15, the Executive’s future rights under this clause 2.2 shall lapse with immediate effect.

The Employer is not liable for any tax payable by the Executive on the Employer’s premium or pension payments under this Agreement.

2.3	Long Term Incentives

The Executive is entitled to participate in the Long Term Incentive awards under the Group Incentive Compensation Plan applicable at any time. The Long term Incentive plan is meant to be an important part of total Executive Compensation.

2.4	Cash Bonus Awards

The Executive may receive a discretionary cash bonus award which is determined annually by the Board on the recommendation of the Compensation Committee. The annual cash bonus award will range from 0 % to a maximum of 100 % of the annual salary. The level of the bonus will be guided by the performance in respect to annual KPIs to be agreed with the board; as a guide the target compensation for each year under this Agreement is intended to be a bonus of 50 % of annual salary.

Bonus, if any, is to be paid out for the first time in 2012 (for the period September 2010 to December 2011, i.e. 16 months).

The Employers payment to the additional pension saving paid to the Norwegian life insurance company as described in clause 2.2 above shall be taken into consideration when considering annual bonus under this clause.

To the extent cash bonus shall be included in the calculation of holiday allowance according to mandatory law, the cash bonus includes mandatory holiday allowance set out by Norwegian law. However, the amount of the cash bonus that equals the holiday allowance is, in accordance with the Holiday Act, payable in the year following the qualifying year, i.e. the holiday year.

2.5	Vacation

Executive is entitled to holiday and holiday allowances in accordance with the Act of 29 April 1988 No. 21 relating to holidays and Employer’s rules from time to time in force.

2.6	Business Expenses

Employer shall reimburse Executive for all necessary and reasonable “out-of-pocket” business expenses incurred by Executive in the performance of Executive’s duties hereunder, provided that Executive furnishes to Employer adequate records and other documentary evidence required to substantiate such expenditures and otherwise complies with any travel and expense reimbursement policy established by the Board from time to time.

2.7	Withholdings / deductions from salary etc.

Employer and its affiliates may withhold or deduct from any amounts payable under this Agreement such taxes, fees, contributions and other amounts as may be required to be withheld or deducted pursuant to any applicable law or regulation.

Deductions from salary, bonus and holiday allowance may be made only in so far as these are permitted by section 14-15 (2) of the Employment Act, hereunder in;

a.	amounts paid to Executive as advance on salary;

b.	incorrectly paid salary, holiday allowance, bonus etc;

c.	amounts received as advance on travel or business expenses;

d.	where amounts, salary etc. have been paid in advance on the condition that the Employer would be reimbursed by the National Insurance etc. and no reimbursement is given;

e.	the value of any property belonging to the Employer which is not returned upon termination of the employment, or which is returned in a damaged condition, ordinary wear and tear excepted.

3.	TERMINATION

3.1	General

Upon termination of employment, Executive shall return to Employer all property in his possession, custody or control belonging to Employer, including but not limited to business cards, credit and charge cards, keys, security and computer passes, mobile telephones, personal computer equipment, original and copy documents or other media on which information is held in his possession relating to the business or affairs of the Employer.

3.2	Exemption from the rules regarding termination etc.

The Executive is exempt from the rules regarding termination of employment in the Employment Act, including chapter 15, see section 15-16 subsection 2. The exemption applies regardless of whether the Executive is entitled to severance pay / compensation, whether the employment is terminated with notice or with immediate effect, the reason for termination and whether termination / notice is given by the Employer or the Executive.

In the event that Executive’s employment with Employer is terminated, at any time and for any reason, Executive shall have no further rights to any compensation, payments or any other benefits under this Agreement or any other contract, plan, policy or arrangement with Employer or its affiliates, except as follow from Norwegian mandatory statutory requirements or as set forth in this Section 3.

The Employer may terminate the employment with immediate effect (summary dismissal) if the Executive is guilty a gross breach of duty or other serious breach of the contract of employment.

3.3	Probationary period and notice period

This Agreement has a probationary period of 6 months. During the probationary period, the mutual term of notice shall be 14 days. If the Executive has been absent from work during the probationary period, the probationary period shall be extended accordingly. The Employer shall inform the Executive of the extension in writing prior to the expiry of the probationary period. After the probationary period has expired, the mutual period of notice is 6 months, calculated from the first day of the calendar month immediately following the date upon which notice was given.

The Executive is obliged to resign with immediate effect prior to the end of the notice period if this is considered to be in the interest of the Employer and if requested by the Employer. The right to salary and other contractual benefits during the notice period will not be affected.

3.4	Accrued Rights

Upon the termination of Executive’s employment with Employer, whether by Employer or Executive, at any time and for any reason, Executive shall be entitled to receive (a) Salary earned through the effective date of termination (i.e. end of Notice Period) that remains unpaid as of such date and (b) reimbursement of any unreimbursed business expenses incurred by Executive prior to the effective date of termination to the extent such expenses are reimbursable under Section 2.6 (all such amounts, the “Accrued Rights”).

3.5	Compensation in case of Termination by Employer after the expiry of the Probationary period Other Than for Cause

Executive shall have the right to compensation (“Severance payment”) in accordance with the provisions mentioned below in case of termination by the Employer after the expiry of the Probationary period other than for Cause.

a.
If Employer elects to terminate Executive’s employment for any reason other than Cause (as defined below) Employer shall continue to pay Executive’s base monthly salary as set out in 2.1 (Severance payment) in arrears on a monthly basis for eighteen -18- months from the month immediately following the expiry of the notice period. Severance payment in this Section 3 does not form the basis for holiday pay or pension benefits. When effecting payment, deduction shall be made for tax and social benefits as prescribed by law. Executive’s rights under this clause 3.5 are subject to the following conditions: (i) that Executive signs a employment termination agreement with the Employer under which the Executive agrees not to dispute a possible dismissal on the part of the Employer or the terms and conditions for such a dismissal, and waives any and all claims against the Employer, the Parent Company and their respective affiliates, directors, officers, employees, agents and representatives in form and substance acceptable to Employer in relation to Executive’s resignation, and (ii) that the Executive immediately complies with any request from Employer to actually terminate Executive’s employment and/or is released from the duty to work and/or to perform other duties. In the case of such actual termination, the provisions in clause 2.1 on salary shall apply in full for the rest of the notice period.

b.	Executive shall forfeit any entitlement to receive payments due under this clause 3.5 in the event that Executive breaches any of his obligations under Section 4.

c.
For purposes of this Agreement, the term “Cause” shall mean (i) Executive’s dishonesty or breach of any fiduciary duty to Employer in the performance of Executive’s duties hereunder, (ii) Executive’s conviction of, or a plea of guilty or nolo contendere to, a misdemeanor involving moral turpitude, fraud, dishonesty, theft, unethical business conduct or conduct that impairs the reputation of Employer or any of its affiliates or any felony (or the equivalent thereof in any jurisdiction), (iii) Executive’s gross negligence or wilful misconduct in connection with Executive’s duties hereunder or any act or omission that is injurious to the financial condition or business reputation of Employer or any of its affiliates, (iv) the Executive’s gross breach of duty or other serious breach of this Agreement.

d.
The right to Severance payment shall not apply if the Executive is entitled to old age or disability pension from the expiry of the notice period. If the Executive is entitled to old age or disability pension during the period that he receives Severance payment according to this clause 3.5, the right to Severance payment shall lapse from the date that the right to old age or disability pension commences.

3.6	Change of Control

a.
In the event that Executive’s employment is terminated by Executive for Good Reason within six months following a Change of Control, Executive shall in addition to ordinary salary during the notice period, receive Severance payment equivalent to 18 months’ Salary, see clause 2.1. Severance payment pursuant to this Clause shall be payable in arrears in equal monthly instalments on the Employer’s pay day from the month immediately following the expiry of the notice period. Severance pay according to this clause shall not form basis for holiday pay or pension benefits. The right to Severance pay shall not apply in case of the Executive’s gross breach of duty or other serious breach of this Agreement. When effecting payment, deduction shall be made for tax and social benefits as prescribed by law. In addition, the Executive shall be entitled to 100 % bonus in accordance with clause 2.4 for the actual period he has worked that year and all granted, but not yet vested shares shall vest immediately and become exercisable.

b.	For purposes of this Agreement, the term

(i)	“Change of Control” shall mean the occurrence of any of the following events:

A.	the consummation of

1.
a merger, consolidation, statutory share exchange or similar form of corporate transaction involving (x) Parent Company or (y) any entity in which Parent Company, directly or indirectly, possesses 50% or more of the total combined voting power of all classes of its stock, but in the case of this clause (y) only if Parent Company Voting Securities (as defined below) are issued or issuable in connection with such transaction (each of the transactions referred to in this clause (1) being hereinafter referred to as a “Reorganization”) or

2.	the sale or other disposition of all or substantially all the assets of the Parent Company to an entity that is not an affiliate (a “Sale”)

in either case, if such Reorganization or Sale requires the approval of Parent Company’s stockholders under the law of the Parent Company’s jurisdiction of organization (whether such approval is required for such Reorganization or Sale or for the issuance of securities of the Parent Company in such Reorganization or Sale), unless, immediately following such Reorganization or Sale, (I) all or substantially all the individuals and entities who were the “beneficial owners” (as such term is defined in Rule 13d-3 under the Exchange Act (or a successor rule thereto)) of the Shares or other securities eligible to vote for the election of the Board (collectively, the “Parent Company Voting Securities”) outstanding immediately prior to the consummation of such Reorganization or Sale beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the entity resulting from such Reorganization or Sale (including, without limitation, an entity that as a result of such transaction owns Parent Company or all or substantially all the Parent Company’s assets either directly or through one or more subsidiaries) (the “Continuing Entity”) in substantially the same proportions as their ownership, immediately prior to the consummation of such Reorganization or Sale, of the outstanding Parent Company Voting Securities (excluding any outstanding voting securities of the Continuing Entity that such beneficial owners hold immediately following the consummation of the Reorganization or Sale as a result of their ownership prior to such consummation of voting securities of any entity involved in or forming part of such Reorganization or Sale other than Parent Company and its affiliates) and (II) no Person beneficially owns, directly or indirectly, 50 % or more of the combined voting power of the then outstanding voting securities of the Continuing Entity immediately following the consummation of such Reorganization or Sale;

B.	the stockholders of Parent Company approve a plan of complete liquidation or dissolution of Parent Company; or

C.
any “person” or “group” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act, respectively) (other than Employer or an affiliate) becomes the beneficial owner, directly or indirectly, of securities of Parent Company representing 50% or more of the then outstanding Parent Company Voting Securities; provided that for purposes of this subparagraph (C), any acquisition directly from Parent Company shall not constitute a Change of Control.

(ii)
“Good Reason” shall mean the occurrence of any of the following events or circumstances (without the prior written consent of Executive): (A) a material reduction of Executive’s authority or a material change in Executive’s functions, duties or responsibilities, (B) a reduction in Executive’s Salary, (C) a requirement that the Executive report to anyone other than the Board, (D) that the change of control, as defined above, leads to a material change of the business of the Employer or the Parent Company, (E) that the change of control, as defined above, leads to investments, divestments or other material decisions based on other criteria than before the change of control or (F) a breach by Employer of any material obligation of Employer under this Agreement (which breach has not been cured within 30 days after written notice thereof is provided to Employer by Executive specifically identifying such breach in reasonable detail).

4.	EXECUTIVE COVENANTS

4.1	Employer’s Interests

Executive acknowledges that Employer has expended substantial amounts of time, money and effort to develop business strategies, substantial customer and supplier relationships, goodwill, business and trade secrets, confidential information and intellectual property and to build an efficient organization and that Employer has a legitimate business interest and right in protecting those assets as well as any similar assets that Employer may develop or obtain following the Commencement Date. Executive acknowledges and agrees that the restrictions imposed upon Executive under this Agreement are reasonable and necessary for the protection of such assets and that the restrictions set forth in this Agreement will not prevent Executive from earning an adequate and reasonable livelihood and supporting his dependents without violating any provision of this Agreement. Executive further acknowledges that Employer would not have agreed to enter into this Agreement without Executive’s agreeing to enter into, and to honour the provisions and covenants of, this Section 4. Therefore, Executive agrees that, in consideration of Employer’s entering into this Agreement and Employer’s obligations hereunder and other good and valuable consideration, the receipt of which is hereby acknowledged by Executive, Executive shall be bound by, and agrees to honour and comply with, the provisions and covenants contained in this Section 4 following the Commencement Date.

4.2	Scope of Covenants

For purposes of this Section 4, the term “Employer” includes Employer’s affiliates, and its and their predecessors, successors and assigns.

4.3	Non-Disclosure of Confidential Information

a.
Executive acknowledges that, in the performance of his duties as an employee of Employer, Executive may be given access to Confidential Information (as defined below). Executive agrees that all Confidential Information has been, is and will be the sole property of Employer and/or the Parent Company and that Executive has no right, title or interest therein. Executive shall not, directly or indirectly, disclose or cause or permit to be disclosed to any person, or utilize or cause or permit to be utilized, by any person, any Confidential Information acquired pursuant to Executive’s employment with Employer (whether acquired prior to or subsequent to the execution of this Agreement or the Commencement Date) or otherwise, except that Executive may (i) utilize and disclose Confidential Information as required in the discharge of Executive’s duties as an employee of Employer in good faith, subject to any restriction, limitation or condition placed on such use or disclosure by Employer and/or the Parent Company, and (ii) disclose Confidential Information to the extent required by applicable law or as ordered by a court of competent jurisdiction.

b.
For purposes of this Agreement, “Confidential Information” shall include , but not be limited to, trade secrets and confidential or proprietary information, knowledge or data that is or will be used, developed, obtained or owned by Employer, Parent Company or any of their affiliates relating to the business, operations, products or services of Employer, Parent Company or any such affiliate or of any customer, supplier, employee or independent contractor thereof, including products, services, fees, pricing, designs, marketing plans, strategies, analyses, forecasts, formulas, drawings, photographs, reports, records, computer software (whether or not owned by, or designed for, Employer, Parent Company or any of their affiliates), operating systems, applications, program listings, flow charts, manuals, documentation, data, databases, specifications, technology, inventions, developments, methods, improvements, techniques, devices, products, know-how, processes, financial data, customer or supplier lists, contact persons, cost information, regulatory matters, employee information, accounting and business methods, trade secrets, copyrightable works and information with respect to any supplier, customer, employee or independent contractor of Employer, Parent Company or any of their affiliates in each case whether patentable or unpatentable, whether or not reduced to writing or other tangible medium of expression and whether or not reduced to practice, and all similar and related information in any form; provided, however, that Confidential Information shall not include information that is generally known to the public other than as a result of disclosure by Executive in breach of this Agreement or in breach of any similar covenant made by Executive or any other duty of confidentiality.

4.4	Intellectual property

All intellectual property rights, including patentable inventions, trademarks, design rights or copyrights, that are created or developed by the Executive during the course of his employment with the Employer shall fully and wholly devolve upon the Employer. The same applies to similar creations that are not legally protected by patent, copyright or similar but that the Employer has an interest in employing. The Employer shall have an unrestricted, exclusive and gratuitous right to exploit such intellectual property rights and creations. Such intellectual property rights and creations shall without exception be deemed to have been created or developed in the course of the Executive’s employment if the exploitation of the right or creation falls within the scope of the Employer’s business. This applies notwithstanding that the Executive has created or developed the right outside working hours or outside the Employer’s premises. The Executive shall of his own accord inform the Employer of any rights that may fall within the scope of this clause, unless it is obvious that the Employer is already aware of the right. This clause shall not limit or restrict the Executive’s rights pursuant to any mandatory statutory provision of Norwegian law, including the Act relating to Employee Inventions of 17 April 1970 No. 21 and the Copyright Act of 15 December 1967 No. 9.

4.5	Non-Competition and Non-Solicitation

a.	For the Restricted Period (as defined below) and subject to any limitations set by Norwegian law, Executive shall not directly or indirectly, without the prior written consent of the Board:

(i)
engage in any activity or business, whether as employee or in any other capacity, or establish any new business, in any location that is involved with the voyage chartering or time chartering of crude oil tankers, including assisting any person in any way to do, or attempt to do, any of the foregoing;

(ii)
solicit any person that is a customer or client or has been a customer or client for the last 12 months (or prospective customer or client) of Employer, Parent Company or any of their affiliates to purchase any goods or services of the type sold by Employer, Parent Company or any of their affiliates from any person other than Employer, Parent Company or any of their affiliates or to (A) reduce or refrain from doing (or otherwise change the terms or conditions of) any business with Employer, Parent Company or any of their affiliates, (B) interfere with or damage (or attempt to interfere with or damage) any relationship between Employer, Parent Company or any of their affiliates and their respective employees, customers, clients, vendors or suppliers (or any person that Employer, Parent Company or any of their affiliates have approached or have made significant plans to approach as a prospective employee, customer, client, vendor or supplier) or any governmental authority or any agent or representative thereof or (C) assist any person in any way to do, or attempt to do, any of the foregoing; or

(iii)	form, or acquire a two (2%) percent or greater equity ownership, voting or profit participation interest in, any Competitor.

b.
For purposes of this Agreement, the term “Restricted Period” shall mean a period commencing on the Commencement Date and terminating one year from the date the employment ceases, regardless of the reason why the employment ceases. The Restricted Period shall be tolled during (and shall be deemed automatically extended by) any period in which Executive is in violation of this Section 4.5.

c.
For purposes of this Agreement, the term “Competitor” means any person that engages in any activity, or owns or controls a significant interest in any person that engages in any activity, in the voyage chartering and time chartering of crude oil tankers; provided that a Competitor shall not include any person who the Board has deemed, through its prior written approval, not to be a Competitor.

d.
If the Executive resigns to join another potentially competing business as defined in 4.5 a., he shall in writing inform the Chairman of the Board of the Parent Company accordingly. The Board shall then within 5 working days respond to this in writing, stating whether or not the Employer wants to invoke its non-compete rights according to this clause 4.5 a. If the Board elects to use its non-compete rights, then the Executive shall receive full salary and benefits, but no cash bonus or further long term incentive awards, during the entire Restricted Period.

e.
In the event of breach of the Executive’s duties in this Section 4.5, the Employer may demand that the breach ceases immediately and that the Executive upon request and at the absolute discretion of the Employer pays liquidated damages in the amount equal to one - 1 - month’s base salary, for every month or part of a month that he acts in breach of the prohibitions. In addition, the right to compensation pursuant to this Section and severance pay, if any, according to Section 3 shall lapse from the day the Executive acted in breach of this Section 4.5. Payment of liquidated damages and/or damages does not exempt the Executive from complying with the provisions of this Section 4.5.

4.6	Records

All memoranda, books, records, documents, papers, plans, information, letters, computer software and hardware, electronic records and other data relating to Confidential Information, whether prepared by Executive or otherwise, in Executive’s possession shall be and remain the exclusive property of Employer and/or the Parent Company, and Executive shall not directly or indirectly assert any interest or property rights therein. Upon termination of employment with Employer for any reason, and upon the request of Employer at any time, Executive will immediately deliver to Employer all such memoranda, books, records, documents, papers, plans, information, letters, computer software and hardware, electronic records and other data, and all copies thereof or therefrom, and Executive will not retain, or cause or permit to be retained, any copies or other embodiments of such materials.

4.7	Executive Representations and Warranties

Executive represents and warrants to Employer that the execution and delivery of this Agreement by Executive and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, or conflict with the terms of any contract, agreement, arrangement, policy or understanding to which Executive is a party or otherwise bound.

4.8	Cooperation

Following the termination of Executive’s employment, Executive shall provide reasonable assistance to and cooperation with Employer in connection with any suit, action or proceeding (or any appeal therefrom) relating to acts or omissions that occurred during the period of Executive’s employment with Employer. Employer shall reimburse Executive for any reasonable expenses, including time, incurred by Executive in connection with the provision of such assistance and cooperation.

5.	AGE OF RETIREMENT

5.1	The retirement age for the position shall be 67 years.

6.	MISCELLANEOUS

6.1	Assignment

This Agreement is personal to Executive and shall not be assignable by Executive. The parties agree that any attempt by Executive to delegate Executive’s duties hereunder shall be null and void. Employer may assign this Agreement and its rights and obligations thereunder, in whole or in part, to any person that is an affiliate, or a successor in interest to substantially all the business or assets, of Employer or Parent Company. Upon such assignment, the rights and obligations of Employer hereunder shall become the rights and obligations of such affiliate or successor person, and Executive agrees that Employer shall be released and novated from any and all further liability hereunder. For purposes of this Agreement, the term “Employer” shall mean Employer as hereinbefore defined in the recitals to this Agreement and any permitted assignee to which this Agreement is assigned.

6.2	Successors

This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of Employer and the personal and legal representatives, executors, administrators, successors, distributees, devisees and legatees of Executive. Executive acknowledges and agrees that all Executive’s covenants and obligations to Employer, as well as the rights of Employer under this Agreement, shall run in favour of and will be enforceable by Employer, its affiliates and their successors and permitted assigns.

6.3	Entire Agreement

This Agreement and its attachments contain the entire understanding of Executive, on the one hand, and Employer on the other hand, with respect to the subject matter hereof, and all oral or written agreements or representations, express or implied, with respect to the subject matter hereof are set forth in this Agreement.

6.4	Amendment

This Agreement may not be altered, modified or amended except by written instrument signed by the parties hereto.

6.5	Notice

All notices, requests, demands and other communications required or permitted to be given under the terms of this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier, return receipt requested, postage prepaid, addressed to the other party as set forth below:

If to Employer:	DHT Management AS
P.O. Box 2039 Vika, 0125 Oslo, Norway.
Attn: Board of Directors

If to Executive:	Lille Borgen vei 11
0370 Oslo

The parties may change the address to which notices under this Agreement shall be sent by providing written notice to the other in the manner specified above.

6.6	Governing Law; Jurisdiction;

This Agreement shall be governed by and construed in accordance with the laws of Norway, and both Employer and Executive submit to the exclusive jurisdiction of the Oslo District Court in all matters arising out of or in connection with this Agreement.

6.7	Severability

If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such provision, covenant or condition shall, as to such jurisdiction, be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision shall, as to such jurisdiction, be deemed to be excised from this Agreement and any such invalidity, illegality or unenforceability with respect to such provision shall not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.8	Survival

Subject to Section 1.1 the rights and obligations of Employer and Executive under the provisions of this Agreement, including Section 4 and 5 of this Agreement, shall survive and remain binding and enforceable, notwithstanding any termination of Executive’s employment with Employer for any reason, to the extent necessary to preserve the intended benefits of such provisions.

6.9	No Waiver

The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

6.10	Counterparts

This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

6.11	Construction

a.	The headings in this Agreement are for convenience only, are not a part of this Agreement and shall not affect the construction of the provisions of this Agreement.

b.
For purposes of this Agreement, the words “include” and “including”, and variations thereof, shall not be deemed to be terms of limitation but rather will be deemed to be followed by the words “without limitation”.

c.	For purposes of this Agreement, the term “person” means any individual, partnership, company, corporation or other entity of any kind.

d.	For purposes of this Agreement, the term “affiliate”, with respect to any person, means any other person that controls, is controlled by or is under common control with such person.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

For and on behalf of DHT MANAGEMENT AS

/s/ Rolf A.Wikborg	/s/ Trygve P. Munthe
Name: Rolf A.Wikborg	Trygve P. Munthe
Title: Chair Comp. Comm.